UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

FLEXION THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

Oyster Acquisition Company Inc.

(Offeror)
a wholly owned subsidiary of

PACIRA BIOSCIENCES, INC.

(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

33938J106
(CUSIP Number of Class of Securities)

David Stack

Chief Executive Officer and Chairman

Pacira BioSciences, Inc.

5401 West Kennedy Boulevard, Suite 890

Tampa, Florida 33609

(813) 553-6680

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jason Day

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

(303) 291-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$493,178,877.03	$45,717.68
*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as (a) the product of (i) $9.35, the average of the high and low sales prices per share of Flexion Therapeutics, Inc. (“Flexion”) common stock, par value $0.001 per share (each such share, a “Share”), on October 18, 2021, as reported by the Nasdaq Global Market (which, for purposes of calculating the filing fee only, shall be deemed to be the Option Reference Price (as defined in the Agreement and Plan of Merger filed as Exhibit (d)(1) hereto)), and (ii) 53,188,345 Shares, which consist of (A) 50,320,466 Shares outstanding, (B) 602,216 Shares issuable pursuant to outstanding stock options with an exercise price less than $8.50 per Share (the “Cash Amount”), (C) 61,500 Shares estimated to be issuable pursuant to outstanding stock options with an exercise price that is equal to or more than the Cash Amount and less than the Option Reference Price and (D) 2,204,163 Shares subject to issuance upon settlement of outstanding restricted stock units, less (b) an amount equal to the sum of (i) the product of (A) 602,216 Shares issuable pursuant to outstanding stock options with an exercise price less than the Cash Amount multiplied by (B) the weighted average exercise price for such stock options of $5.92 per Share and (ii) the product of (A) 61,500 Shares estimated to be issuable pursuant to outstanding stock options with an exercise price that is equal to or more than the Cash Amount and less than the Option Reference Price multiplied by (B) the weighted average exercise price for such stock options of $9.22 per Share. The calculation of the filing fee is based on information provided by Flexion as of October 15, 2021.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022 beginning on October 1, 2021, issued August 23, 2021, by multiplying the transaction valuation by 0.00009270.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,717.68	Filing Party:	Oyster Acquisition Company Inc. Pacira BioSciences, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	October 22, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 22, 2021 (together with this and any subsequent amendments and supplements thereto, the “Schedule TO”) relates to the tender offer by Oyster Acquisition Company Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pacira BioSciences, Inc. (“Pacira”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Flexion Therapeutics, Inc., a Delaware corporation (“Flexion”), at an offer price of (i) $8.50 per Share, in cash, net of applicable withholding taxes and without interest, plus (ii) one contingent value right per Share, which represents the right to receive one or more contingent payments of up to $8.00 per Share in the aggregate, in cash, net of applicable withholding taxes and without interest, which amounts will become payable, if at all, if specified milestones are achieved on or prior to December 31, 2030, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2021 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, including Schedule I thereto, and in the Letter of Transmittal, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are amended and supplemented to include the following:

“At one minute following 11:59 p.m., Eastern Time, on November 18, 2021, the Offer expired as scheduled. The Depositary has advised Purchaser that, as of the expiration of the Offer, a total of 26,026,307 Shares were validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 51.7% of the aggregate number of Shares then outstanding. As a result, the Minimum Condition has been satisfied. In addition, the Depositary has also advised Purchaser that, as of such time, Notices of Guaranteed Delivery had been received for 9,526,961 Shares, representing approximately 18.9% of the aggregate number of Shares then outstanding. All Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been irrevocably accepted by Purchaser for payment.

Following the expiration of the Offer and acceptance of the Shares for payment, on November 19, 2021, pursuant to the terms of the Merger Agreement and Section 251(h) of the DGCL, Pacira consummated the Merger without a meeting of Flexion stockholders and without a vote on the adoption of the Merger Agreement by Flexion stockholders. Pursuant to the Merger Agreement, at the Effective Time, Purchaser was merged with and into Flexion, with Flexion continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Pacira. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares held (i) by Flexion or any of its subsidiaries (including any treasury shares) or by Pacira or Purchaser or any other direct or indirect wholly owned subsidiaries of Pacira, which Shares were canceled and have ceased to exist or (ii) by any Flexion stockholders who properly exercised and perfected their appraisal rights under Delaware law with respect to such Shares) was automatically converted into the right to receive the Merger Consideration, in cash, net of applicable withholding taxes and without interest. Pacira and Purchaser intend to take steps to ensure that the Shares will be delisted from the Nasdaq Global Market and will be deregistered under the Exchange Act.

On November 19, 2021, Pacira issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The press release is attached as Exhibit (a)(5)(D) and incorporated by reference herein.”

Item 12.   Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Exhibit Name
(a)(5)(D)	Press Release issued by Pacira BioSciences, Inc. on November 19, 2021.

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 22, 2021.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement, as published in The New York Times on October 22, 2021.*
(a)(5)(A)	Joint Press Release issued by Pacira BioSciences, Inc. and Flexion Therapeutics, Inc. on October 11, 2021, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(a)(5)(B)	Investor Presentation of Pacira BioSciences, Inc., dated as of October 11, 2021, incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(a)(5)(C)	Email to Partners of Pacira BioSciences, Inc., first sent on October 11, 2021, incorporated by reference to Exhibit 99.4 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(a)(5)(D)	Press Release issued by Pacira BioSciences, Inc. on November 19, 2021.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of October 11, 2021, by and among Pacira BioSciences, Inc., Oyster Acquisition Company Inc. and Flexion Therapeutics, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(d)(2)	Form of Contingent Value Right Agreement, incorporated by reference to Exhibit C to Exhibit 2.1 to the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(d)(3)	Form of Tender and Support Agreement, dated as of October 11, 2021, incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(d)(4)	Confidentiality Agreement, dated as of June 1, 2021, by and between Pacira BioSciences, Inc. and Flexion Therapeutics, Inc.*
(d)(5)	Exclusivity Agreement, dated as of September 25, 2021, by and between Pacira BioSciences, Inc. and Flexion Therapeutics, Inc.*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oyster Acquisition Company Inc.

By	/s/ Kristen Williams
	Name:	Kristen Williams
	Title:	Secretary
	Date:	November 19, 2021

PACIRA BIOSCIENCES, INC.

By	/s/ Kristen Williams
	Name:	Kristen Williams
	Title:	Chief Administrative Officer and Secretary
	Date:	November 19, 2021